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                            ASSET PURCHASE AGREEMENT

THIS AGREEMENT, made and entered into as of the 25th day of March, 1997, by and among TRANSAD ADVERTISING, L.P., a Tennessee limited partnership whose F.E.I.N. is 62-1509040 ("Transad"), Transad's general partner, TRANSAD, INC., a Tennessee corporation ("General"), Transad's Limited Partners, Memphis Venture Partners, a Tennessee general partnership composed of Rudi E. Scheidt, Jr., E. Elkan Scheidt, Susan S. Arney, and Helen S. Gronauer, as "Limited Partner A," and Randall P. Swaney as "Limited Partner B," E. Elkan Scheidt as "Limited Partner C," and John P. Curtis as "Limited Partner D" (collectively "Limited") (Transad, General and Limited are collectively referred to as "Seller"), and UNIVERSAL OUTDOOR, INC., an Illinois corporation ("Buyer"):

                              W I T N E S S E T H :

In consideration of the respective representations, warranties and covenants contained herein and other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, Buyer and Seller agree as follows:

1.   TRANSFER OF ASSETS.

     1.1 At the Closing, Buyer shall acquire from Seller all of the business and assets of Seller, whether disclosed or undisclosed, wherever located and used in the bus shelter advertising market described in Exhibit 1.1 ("Market"), including, those assets listed on Exhibits or Schedules attached to this Agreement ("Assets"), and Seller agrees to transfer, assign, convey and deliver to Buyer all of the Assets, in exchange solely for the consideration specified under the provisions of Section 1.4 ("Purchase Price"), plus the assumption of certain obligations of Seller as specified herein. The Assets should specifically exclude cash, cash equivalencies and accounts receivable, as of Closing, which shall remain property of Seller.

     1.2 The consideration payable by Buyer, as specified in Section 1.1, includes any applicable sales taxes or other taxes imposed upon the transfer of the Assets to Buyer.

     1.3 The Assets shall include the following, all of which are located in the Market:

          1.3.1  All interest in and to real property as described on Exhibit
          1.3.1 including all leasehold interests of Seller in and to real property, and all easements and licenses, including prepaid ground rents.

          1.3.2 All bus shelters ("Shelters") and bus shelter advertising panels ("Panels"), whether owned or leased, and any fixtures, and all lights, electrical hook ups, and other appurtenant equipment in the Market ("Displays"). The Displays which are

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          owned by Seller are described in Exhibit 1.3.2(a). The Panels which are owned by Seller but attached to Shelters owned by others are listed on Exhibit 1.3.2(b).

          1.3.3 All future rights and entitlement of Seller in and to advertising contracts which are listed in Exhibit 1.3.3.

          1.3.4 All of Transad's right title, interest and obligations in and to the contract between Transad and the Memphis Area Transit Authority ("MATA") dated March 13, 1992 as amended January 14, 1997 ("Bus Shelter Contract") and all other contract rights, entitlement and obligations of Seller, whether oral or written in excess of Five Thousand Dollars ($5,000), including those set forth in Exhibit 1.3.4.

          1.3.5 All rights and obligations of Seller in and to unbuilt Displays and sign locations ("Unbuilt Locations"). All such rights to Unbuilt Locations are listed in Exhibit 1.3.5.

          1.3.6 All MATA approvals or authorizations necessary for Seller to conduct its bus shelter business within the Market. Seller, before and after Closing, shall cooperate with Buyer in the assignment and transfer to Buyer of all such approvals or authorizations. All such approvals or authorizations are listed in Exhibit 1.3.6.

          1.3.7 All other assets and property of Seller used in the Market in Seller's bus shelter advertising business, such as motor vehicles, office equipment and machinery, bus shelter ad panels, equipment, furniture, inventories of raw materials, supplies, customer lists, business records, and work in progress. A list of all other assets is set out in Exhibit 1.3.7.

          1.3.8 All deposits from advertisers or other customers held by Seller arising from transactions in the Market. A list of all deposits from customers is set forth in Exhibit 1.3.8.

          1.3.9 All telephone numbers and listings used by Seller in the Market. Seller will not change said telephone numbers. A list of all telephone numbers and listings is attached as Exhibit 1.3.9.

          1.3.10  [Intentionally omitted]

          1.3.11  [Intentionally Omitted]

     1.4 Buyer shall pay to Seller a purchase price for the Assets of: (a) Eight Million Five Hundred Thousand Dollars ($8,500,000) to be paid as follows: Seven Million Four Hundred Thousand Dollars ($7,400,000) (plus or minus adjustments stated below) paid to Seller at Closing; Five Hundred Thousand Dollars ($500,000) paid to Seller in ten (10) semi-annual

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     installments of Fifty Thousand Dollars ($50,000) beginning six (6) months after closing; and Six Hundred Thousand Dollars ($600,000) paid to MATA at Closing for approval of the Assignment of the Bus Shelter Agreement (collectively the "Purchase Price"). The portion of the Purchase Price to be paid to Seller at Closing is subject to the following adjustments:

          1.4.1 Plus an amount which will credit Seller for payments by Seller to MATA which have been paid in advance for time periods following Closing ("Prepaid Leases").

               1.4.1.1 Plus Ten Thousand Dollars ($10,000) which will credit Seller for payments made by Seller for the construction of and improvements to Displays for the time period from February 1, 1997 to Closing.

          1.4.2  Minus the amounts which will credit Buyer for the following:

               1.4.2.1 Any lease payments for which Buyer becomes obligated relating to any period of time prior to Closing.

               1.4.2.2 Any advertising services delivered after Closing for which Seller has already billed or otherwise receives payment. Such Services are listed on Exhibit 1.4.2.2.

          1.4.3 All items of income and expense listed below relating to the Assets will be prorated as of the Closing Date, with Seller liable to the extent such items relate to any time period up to and including the Closing Date, and Buyer liable to the extent such items relate to periods subsequent to the Closing Date; including without limitation
          (a) personal property, real estate, occupancy and other taxes, if any, on or with respect to the Assets; (b) rents, taxes and other items payable by Seller under any contract to be assigned to or assumed by Buyer; (c) the amount of sewer rents and charges for water, telephone, electricity and other utilities and fuel; and (d) all items paid or payable on or after the Closing Date under any of the Assumed Obligations (as such term is defined in Section 4.1 herein) to the extent not specifically referenced in clauses (a)-(c) above, which are normally prorated in connection with similar transactions;

          The net aggregate amount of the prorations described in (a)-(d) shall be added to or subtracted from the amount payable by Buyer to Seller on the Closing Date. If current payments with respect to items to be prorated pursuant to this Section 1.4.3 are not ascertainable on or before the Closing Date, such payments shall be prorated on the basis of the most recently ascertainable bill therefor and shall be reprorated between Seller and Buyer when the current bills with respect to such items have been issued and a cash settlement shall be made within thirty (30) days thereafter.

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     1.5  The Purchase Price to be paid by Buyer plus or minus the amount, if any, by which the Purchase Price is adjusted pursuant to subsection 1.4 of this Agreement or other provisions of this Agreement, shall be paid by wire transfer at Closing as designated by Seller on Exhibit 1.5.

     1.6 The parties hereto agree that the allocated Asset values attached hereto, designated Exhibit 1.6, fairly and accurately represent the respective values of the Asset categories of Seller purchased by Buyer pursuant to the Asset Agreement.

     1.7 At the Closing, Seller shall execute the Non-Competition (except in the case of Limited Partner A, Limited Partner C and Limited Partner D, the Non-Interference), Non-Solicitation and Non-Disclosure Agreements substantially in the form set forth in Exhibit 1.7(a) and 1.7(b).

          If Seller violates this Section 1.7 and the Agreements referenced herein, and Buyer obtains a final judgment or arbitration award or a settlement is reached with Seller for damages as a result of this violation, Buyer may offset the amount of this judgment, arbitration award or settlement against any amounts owed by Buyer. "Final" shall mean any judgment for which no appeal has been filed during the thirty (30) days following the entry of the judgment order. Provided, however, Buyer's claim shall not be limited to the amount of any offset available.

     1.8 After the Closing, Buyer has the right to use the name Transad and all other trade names used by Seller in the Market. Buyer shall also have the right for one year from the Closing Date to endorse the name Transad to all checks, which pursuant to the terms of this Agreement, are the property of Buyer. Buyer shall indemnify and hold harmless Seller, its successors and assigns from any claims, judgements, lawsuits, causes of action, costs and expenses, including reasonable attorneys fees, arising from Buyer's use of the name Transad subsequent to the Closing Date.

2.   REPRESENTATIONS AND WARRANTIES OF SELLER.

          Seller represents and warrants to Buyer as an inducement to Buyer to purchase the Assets of Buyer pursuant to the terms of this Agreement as follows (each representation and warranty in this Section 2 except Section
     2.1 and 2.2 is made only as to the Assets and the Market):

     2.1 Transad is a Tennessee limited partnership and General is a Tennessee corporation, both of which are duly organized, validly existing in good standing under the laws of that state, and has the requisite authority to own its property and carry on its business as now being conducted, and to execute and deliver the Asset Purchase Agreement and any other agreements to be entered into by Seller in connection with the Asset Purchase Agreement.

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     2.2  Transad and General are properly qualified to do business in Shelby
     County, Tennessee. These are the only jurisdictions where Transad and General are required to be qualified in order to conduct business in the Market.

     2.3 To the best of the Seller's knowledge, there are no violations of applicable laws or regulations, including, but not limited to, zoning regulations and building permits or other permits related to the Displays.

     2.4 Attached as Exhibit 2.4 are unaudited balance sheets and comparative operating statements of Transad's business in the Market as of December 31, 1996 (the "Financial Statements"). These Financial Statements are in accordance with the books and records of Seller as kept in the ordinary course of Seller's business and fairly and accurately present its financial position as of that date.

     2.5 To the best of the Seller's knowledge, since the date of the Financial Statements, except as disclosed in Exhibit 2.5, there have been no material adverse changes in the general affairs, management or financial position or financial condition of Seller with respect to the Market.

     2.6 The Exhibits attached to this Agreement are correct in all respects including specifically the following:

          2.6.1 The information about the Bus Shelter Contract and other contracts attached as Exhibit 1.3.3 and Exhibit 1.3.4 to this Agreement is true and correct as of the date set forth in said Exhibits. Said contracts are (1) in full force and effect; (2) have not been breached by Seller or, to the best of the Seller's knowledge, any of the parties to the Contracts; and (3) all payments required under said contracts have been made except those not yet due and payable as provided in the financial statements.

          2.6.2 Exhibit 2.6.2 lists agreements relating to the assets, whether oral or written requiring payments or performance by Seller or Buyer after Closing and the following agreements:

               (a) Each contract, agreement or commitment for the sale or lease of Seller's Assets, products or services, excluding advertising contracts and contracts to provide advertising allowances or promotional services which are listed in
                    Exhibit 1.3.4.

               (b) Each contract with any dealer, distributor, broker, agent or sales representative.

               (c) Employment contracts, including union contracts, executed by any officer, director, employee or consultant of Seller.

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     2.7  There are no unfair labor practice charges pending, or to the best of
     Seller's knowledge, threatened against Seller. To the best of the Seller's knowledge, seller has not engaged in any unfair labor practices, and there is no strike, dispute, request for representation or work stoppage pending or threatened against Seller by or with respect to any such employees.

     2.8 The execution, delivery and performance of this Agreement by Seller, including, without limitation, all conveyances, transfers, assignments and deliveries contemplated in this Agreement, have been duly and effectively authorized and approved by Seller's board of directors, shareholders and partners and all other persons, business, banks and governmental bodies or courts whose approval is required. This Agreement and each and every instrument executed and delivered hereunder by Seller shall constitute a valid and binding obligation of Seller.

     2.9 The performance of this Agreement by Seller will not conflict with or violate the provisions of any agreement or instrument binding upon Seller.

     2.10 There is no suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or, after due inquiry, to the best of Seller's knowledge, threatened against or affecting Seller or the business. Assets or financial conditions of Seller within the Market. To the best of the Seller's knowledge, seller is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality.

     2.11 Except as provided in Exhibit 2.11, on the Closing Date, Seller will convey good and merchantable title to the Assets, which title, except as provided in Exhibit 2.11, will not be encumbered at such time.

     2.12 All Assets are useable in the ordinary course of business with the exception of ordinary wear and tear, except those listed in Exhibit 2.12. Seller has no knowledge of any defects in the condition of any of the said Assets.

     2.13 Seller represents and warrants to Buyer that as of the date of this Agreement the following environmental representations and warranties are true:

          2.13.1 Seller has not caused or permitted its operations on any real estate owned or leased by Seller to generate, manufacture, refine, transport, treat, store, handle, dispose, transfer, produce or process hazardous substances or other dangerous or toxic substances, or solid wastes except in compliance with all applicable federal, state and local laws or regulations, and has not caused or permitted and has no knowledge of the release of any hazardous substances that have gone onto or off-site of any real estate owned or leased by Seller and Seller has no knowledge that any person or entity has in the past utilized any real estate owned or leased by Seller in

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          a manner which has created any hazardous substance on or off any real estate owned or leased by Seller. There are no pending and no threatened claim, suit, administrative proceeding, or other action by a Court or governmental entity with regard to hazardous substances on any real estate owned or leased by Seller except as set forth in
          Exhibit 2.13.1.

          2.13.2 Seller agrees to indemnify and hold harmless Buyer, its successors, and assigns against and in respect of any and all damages, claims, losses, liabilities and expenses, including, without limitation, reasonable legal, accounting, consulting, engineering and other expenses, which may be imposed upon or incurred by Buyer, its successors or assigns, or asserted against the Buyer, their successors or assigns by any other party or parties (including, without limitation, a governmental entity), arising out of or in connection with any environmental condition, resulting from activity of Seller prior to Closing.

     2.14 Except current liabilities incurred or paid in the ordinary course of business and obligations under contracts entered into or performed in the ordinary course of business so as to preserve and expand their ongoing business or otherwise disclosed in Exhibit 2.14 attached to this Agreement, or as otherwise incurred or performed in the ordinary course of business, Seller has not since the date of the Financial Statements attached as
     Exhibit 2.4:

          2.14.1 incurred or become subject to any obligations or liabilities (absolute or contingent) which have a material adverse effect on the Assets;

          2.14.2 mortgaged, pledged or subjected to any lien, charge or encumbrance any of its assets covered by this Agreement;

          2.14.3 entered into any transaction other than in the ordinary course of business in any way affecting the Assets, except for this Agreement and the transactions contemplated hereunder;

          2.14.4 increased, without the knowledge of Buyer, the general rate of compensation payable to any of its employees or made or accrued for any new employee benefit plans for employees. A list of employees who work on a full time basis and all compensation and bonus arrangements for these employees is set forth in Exhibit 2.14.4;

          2.14.5 made, accrued or become liable in any way for any bonus, profit sharing, pension, incentive compensation or other similar payments to any employee;

          2.14.6 To the best of the Seller's knowledge, the Seller has not suffered any other event or condition of any character which has materially adversely affected Seller's business.

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          The accounts receivable of Seller reflected in the Financial
          Statements attached hereto as Exhibit 2.4 and the accounts receivable of Seller resulting from its business operations through the Closing Date have been or will be collected in the ordinary course of business, considering the offset for the reserve for doubtful accounts on the same basis as used by Seller in the past. Seller shall continue through the Closing Date its normal and customary collection efforts with regard to such accounts receivable and shall not make any operational changes in anticipation of this transaction. Said accounts receivable arose out of bona fide transactions in the ordinary course of business and are not subject to any right of offset or counterclaim except for any barter or lease trade out arrangements disclosed in
          Exhibit 2.20.

          Buyer Shall collect Seller's accounts receivable existing on the Closing Date using Buyer's normal and customary collection efforts. Within ten (10) days following the close of each calendar month ending after the Closing Date, Buyer shall forward to Seller a complete list of all Seller's accounts receivable on which or with respect to which Buyer is charged with collection on behalf of Seller. Buyer shall forward to Seller, along with such list, a check in the full amount of the collection of Seller's accounts receivable. Seller reserves the right to assume the duties of collection for any portion of such accounts receivable upon written notice to Buyer.

     2.16 Except as set forth in Exhibit 2.16, Seller does not sponsor or participate in any (i) life, health, accident or disability or any other "employee welfare benefit plan" as defined in Section 3(1) of ERISA, or (ii) any "employee pension benefit plan" as defined in Section 3(2) of ERISA. Exhibit 2.17 also discloses the Seller's vacation, sick leave and holiday policies.

     2.17 Pursuant to the terms of this Agreement, Seller is delivering to Buyer substantially all of the assets used in the Market by Seller to operate its business.

     2.18 Seller has paid all federal and municipal taxes, including real and personal property, sales and use taxes it is required to pay.

     2.19  Seller has not sublet any property except as disclosed in Exhibit
     2.19.

     2.20 Seller has not engaged in any "bartering" or "lease trade outs" of accounts receivable or advertising space except as set forth in Exhibit 2.20.

     2.21 The supplies owned by Seller being purchased by Buyer, which are current assets, are useable by Buyer, both as to quality and quantity, in the ordinary course of business, ordinary wear and tear excepted.

     2.22  [Intentionally Omitted]

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     2.23  To the best of Seller's knowledge, Seller has all permits and licenses needed to operate the Assets being purchased by Buyer and no one has challenged the validity of those permits and licenses.

     2.24  [Intentionally Omitted.]

     2.25 To the best of the Seller's knowledge, with respect to the assets conveyed, Seller has paid all taxes of whatever kind owed when due and filed all tax returns or other tax reports when due. To the best of the Seller's knowledge, there are no tax audits threatened or pending against Seller.

     2.26 Seller shall be responsible for providing any notice of layoff or plant closing required in connection with the transaction contemplated herein pursuant to the Federal Worker Adjustment and Retraining Notification Act of 1988, any successor federal law, and any applicable state or local plant closing notification statute, and Seller shall bear any liability or obligation that may rise or accrue as the result of improper or untimely notice or that may arise from any person claiming wrongful termination or change of employment as a result of the transaction set forth in this Agreement.

     2.27 All dues owed by Seller to any outdoor advertising association have been paid and shall be prorated between Seller and Buyer as of the closing date.

     2.28 Except in the ordinary course of business, there are no agreements or undertakings pursuant to which any third party has or may have the right to acquire from Seller any of the Assets of Seller.

     2.29 To the best of the Seller's knowledge, in the five years prior to Closing, no employee of Seller, lessor, business invitee, or other person has suffered personal injury or property damage as a result of any action involving the business or Assets of Seller within the Market such that a claim has been or may be raised against Seller directly or indirectly or under the workman's compensation laws of any state.

     2.30 Seller shall have delivered to Buyer under this Agreement Displays containing, in the aggregate, at least 512 advertising faces.

     2.31 Following Closing, neither Seller nor any Affiliate, officer, director or shareholder of Seller will have any direct, indirect or beneficial ownership of any real or personal property which is in any way involved with or related to the operation of the Assets being purchased by Buyer.

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3.   REPRESENTATIONS AND WARRANTIES OF BUYER.

     Buyer represents and warrants to Seller as follows:

     3.1 Buyer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Illinois, with full power and authority to own its properties and carry on its business as now being conducted. Buyer is duly qualified to conduct business in the state of Tennessee.

     3.2 The performance of this Agreement by Buyer will not conflict with or violate the provisions of any agreement or instrument binding upon Buyer; and the execution, delivery and performance of this Agreement shall have been duly and effectively authorized by Buyer prior to Closing. This Agreement and each and every instrument executed and delivered by Buyer shall constitute a valid and binding obligation of Buyer.

     3.3 Except as listed in Exhibit 3.3, there is no suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or, to the best of Buyer's knowledge, threatened against or affecting the business, assets or financial conditions of Buyer within the Market which would have any material adverse effect on Buyer's performance of this Agreement and the transactions contemplated herein. Buyer is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality.

     3.4 Buyer shall use its reasonable business efforts to perform and fulfill all conditions and obligations on its part to be performed and fulfilled under this Agreement, to the end that the transactions contemplated by this Agreement shall be fully carried out.

4.   ASSUMPTION OF OBLIGATIONS

     4.1 Buyer does not assume any obligations or liabilities of Seller of any kind or nature, except as to those post-closing matters specified below.

          4.1.1 Post-closing liabilities under the Bus Shelter Contract, contracts or other agreements affecting the Assets; and which have not been paid, performed or discharged by Seller.

          4.1.2 Post-closing obligation to deliver advertising services pursuant to advertising contracts purchased pursuant to this Agreement in the Market.

          4.1.3 Buyer shall assume the obligations of Seller associated with the lease agreements listed on Exhibit 1.3.1 for a period of ninety
          (90) days, which period shall begin on the Closing Date. Notwithstanding the foregoing sentence, Buyer agrees to vacate the leased premises upon thirty (30) days' written notice from the landlord.

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          4.1.4  Buyer shall assume the obligations of Seller associated with the agreements listed on Exhibit 2.6.2.

          4.1.5  Buyer agrees to employ the employees of Seller listed on
          Exhibit 2.14.4 upon the terms and conditions set forth in the sole discretion of Buyer for a period of ninety (90) days, such period to begin on the Closing Date.

     4.2 Anything to the contrary notwithstanding, it is expressly understood that Buyer shall not assume any of the following obligations or liabilities of Seller:

          4.2.1 Any city, state or federal tax liabilities for any kind of tax for any period prior to and including the Closing Date. Real and personal property taxes shall be prorated as of the Closing Date, based upon bills received, when received.

          4.2.2 Any income tax liability arising from the sale of Assets to Buyer or conveyance of Assets to Buyer or any liquidation and dissolution of Seller.

          4.2.3 Any obligation, commitment or liability of or claim against Seller which constitutes or arises from a breach by Seller of any representation, warranty or covenant.

          4.2.4 Any obligation, commitment or liability of or claim against Seller which may arise from Seller's operation of the Assets prior to the Closing Date.

          4.2.5 Any obligation, commitment or liability of or claim against Seller which may arise from the rendering of professional, legal, accounting, appraisal, engineering or other similar services to Seller in connection with the transactions.

          4.2.6 Any liability of Seller under profit-sharing or similar employee benefit plans or any other employee benefit collective bargaining agreement, employment agreement or salary or bonus arrangements.

     4.3 Seller herewith agrees that it shall pay promptly when due, or contest, any and all liabilities of Seller arising in the Market not assumed by Buyer at Closing or discharged by Seller prior to Closing, provided that Seller may contest the assertion of any such liability to the extent reasonably prudent and Buyer shall cooperate fully in any such contest. If Seller elects to contest any such liability and fails to succeed in such contest and in the sole opinion of counsel an appeal of such contest is without merit, then Seller shall promptly pay such liability. Seller shall give Buyer written notice before Seller begins contesting any such liability unless Seller does not have adequate time, in which event, Seller shall give Buyer said written notice within five (5) business days after Seller begins contesting any such liability.

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          In the event that Seller is contesting any liability not assumed by
     Buyer under the terms of this Agreement, Seller shall make it clear to the third party that Seller and not Buyer is the entity disputing the matter.

     4.4  [Intentionally Omitted.]

     4.5 Prior to the Closing Date and for a period of six months therefrom, the Seller shall cooperate with Buyer to obtain all consents, approvals, and certificates and licenses and permits, and other documents required or appropriate in connection with the performance by it of this Agreement and the consummation of the transactions contemplated hereby or otherwise required in order to prevent the breach of any representation and warranty; provided, however, that no contact will be made by the Seller with any third party to obtain any Consent except in accordance with arrangements previously agreed to by Buyer.

     4.6 Excluding workmen's compensation, Seller shall be responsible for all claims associated with health, illness or injury insofar as they relate to events or conditions existing on or before the Closing Date and relating to employees or their dependents (or others) to the extent that event or condition has been reported on or before the Closing Date to Seller or to a medical professional or as to which medical treatment has been obtained on or before the Closing Date; provided, however, that Buyer's health plans will (to the extent they would cover medical expenses for a condition arising after the Closing Date) cover medical expenses for continuing employees incurred after the Closing Date to the extent said medical expenses result from a medical condition existing on or before the Closing Date that have not been so reported or the subject of such treatment.

     Seller shall be responsible for all workmen's compensation claims associated with health, illness or injury insofar as they relate to events occurring on or before the Closing Date.

     Buyer shall be responsible for all workmen's compensation claims associated with health, illness or injury insofar as they relate to events occurring after the Closing Date.

     Seller shall offer continuation coverage under its applicable group health plans to all employees of Seller and their covered dependents who incur a "qualifying event" (within the meaning of section 4980(B) of the Code and section 603 of ERISA) as a result of or in connection with the transactions contemplated by this Agreement. Such coverage shall comply with the continuation coverage requirements (including any applicable notice provisions) of section 4980(B) of the Code and Part 6 of Title I of ERISA and any applicable state law continuation coverage requirements.

     4.7 Buyer has obtained all necessary MATA approvals or authorizations necessary for Buyer to conduct a bus shelter business within the market.

5.   CONDUCT OF BUSINESS PENDING CLOSING.

     5.1 The business of Seller will be conducted in the usual and ordinary course, the character of the business will not change, no different business will be undertaken within the Market, and Seller will, in accordance with its past practices, preserve for Buyer the relationship with suppliers, customers and others having business relations with Seller, including those employees of Seller which Buyer intends to hire after Closing.

     5.2 Except in the ordinary course of business, Seller will not enter into any contract, agreement, commitment or understanding with respect to employing any agents, wholesalers, dealers, brokers or consultants in the development and sale of their services which requires an expenditure of more than Five Thousand Dollars ($5,000) without the prior written authorization of Buyer.

     5.3 Except in the ordinary course of business, as to the Market or Assets in the Market, Seller will not:

          (i) mortgage, pledge or subject to any lien, charge or encumbrance any of its Assets in the Market;

          (ii) sell or transfer any of its Assets in the Market, or any permits, licenses, approvals, or authorization or cancel any debts or claims;

          (iii) knowingly enter into any transaction affecting the Market which would have an adverse effect on the Assets Buyer is purchasing;

          (iv) make, accrue or become liable in any way for any bonus (other than those which Seller shall pay in full), profit-sharing, pension, incentive compensation or other similar payments to any employee in the Market inconsistent with prior practices or other than as shown on a Schedule or Exhibit to this Agreement;

          (v)  make or permit any amendment or termination of any contract;

          (vi) through negotiations or otherwise, make any commitment affecting the Market or incur any liability affecting the Market to labor organizations without the prior written approval of Buyer;

          (vii) make any material alteration to the normal and customary pricing in the Market or terms and conditions of sale extended to Seller's customers; or

          (viii) discharge or satisfy any lien or encumbrance affecting the Market or pay any obligation or liability affecting the Market (absolute or contingent), except as required or allowed hereunder.

     5.4 Seller shall maintain books of account consistent with past accounting practices as described in Section 2.4. Seller will not materially alter its current insurance coverage without the prior written consent of Buyer.

     Prior to this Agreement, Seller has made available to Buyer and its representatives certain information and records relating to the business and affairs of Seller as requested by Buyer. During the normal business hours throughout the period from this date to the Closing Date, Seller will provide, at Seller's place of business, to Buyer and its accountants, counsel, appraisers and other representatives full access to all properties, contracts, commitments, books and records of Seller pertaining to the Market.

     Buyer acknowledges that pursuant to the right to inspect Seller's books and records and other documents and materials that Buyer may become privy to Seller's Confidential Information, as herein defined, and that communications of such Confidential Information to third parties could injure Seller's business if the transactions in this Agreement are not completed. Buyer, therefore, shall ensure that such information about the Business obtained by the Buyer or any of its employees, officers, agents, attorneys or representatives, shall remain confidential and not be disclosed or revealed to third parties. "Confidential Information" includes information ordinarily known only to Seller's personnel and includes such information as financial information, customer lists, trade secrets, inventory records and other information normally understood to be confidential or otherwise designated as such by Seller. Notwithstanding anything contained herein to the contrary, this paragraph shall remain in effect even in the event that Closing is not consummated.

     5.5  [Intentionally Omitted]

     5.6 Prior to the Closing Date, Buyer shall not have the risk of loss with respect to the Assets to be conveyed pursuant to this Agreement. In the event, between the date hereof and the Closing Date, any parcel of improved real property being leased as a part of this transaction and the contents thereof, including but not limited to, the office furniture and equipment, fixtures, leasehold improvements, equipment, vehicles or other personal property is materially damaged or destroyed by fire or other casualty or in the event that the bus shelters to be purchased herein are materially damaged or destroyed by fire or other casualty, Buyer or Seller may elect to terminate this Agreement, and all obligations of the parties shall cease and neither party shall have any further rights against the other. However, notwithstanding anything contained herein to the contrary, Seller shall have the right to remedy or repair any such damage within a period of sixty
     (60) days and require Buyer to close in accordance with all other provisions of this Agreement. Seller shall immediately notify the Buyer in writing of the occurrence of any fire or other casualty. Buyer shall notify

     Seller in writing of Buyer's receipt of Seller's notice and whether or not Buyer elects to consummate this transaction. For purposes of this paragraph "material damage" shall mean damage in the excess of Seventy-Five Thousand Dollars ($75,000).

6.   Conditions to Obligations of Buyer to Consummate the Transaction.

     The obligations of Buyer to be performed at the Closing shall be subject to the satisfaction or the waiver in writing by Buyer on or prior to the Closing Date of the following conditions:

     6.1  [Intentionally Omitted.]

     6.2 Buyer shall not have discovered and given notice to Seller prior to closing of any material error, misstatement or omission in the representations and warranties made by Seller which alone or in the aggregate are materially adverse to Seller or to Buyer if the transaction is completed, unless Seller has adequately resolved such error, misstatement or omission. The representations and warranties and Exhibits or Schedules of Seller contained in this Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties have been made on and as of such date, except for any variations resulting from actions contemplated or permitted by this Agreement, which variations shall not be materially adverse, and each and all of the covenants to be performed by Seller on or before the Closing Date pursuant to the terms shall have been duly performed in all material respects.

     6.3 All contracts, leases and options, permits and rights employed by Seller in the conduct of its business in the Market, to the extent assignable by Seller, shall be assigned to Buyer at Closing, and Seller will use reasonable business efforts to obtain and provide to Buyer at Closing any third parties' consents required for such assignments.

     6.4 If required by law, Buyer and Seller shall have complied with all requirements imposed by such agencies of the U. S. Government as may be necessary for the valid and legal consummation of the transactions contemplated hereby.

     6.5 No court of competent jurisdiction or governmental agency shall have issued an order, binding on Buyer, enjoining the closing of the transactions contemplated herein.

     6.6 Seller shall have delivered to Buyer the consent of MATA to the assignment from Seller to Buyer of the Bus Shelter Agreement and an estoppel certificate by MATA in a form satisfactory to Buyer.

     6.7 Seller shall have delivered a certificate that there has been no material adverse change in the Exhibits prepared for this Agreement between the date of the exhibit and the Closing Date.

     6.8 There shall be no existing suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or, after due inquiry, to the best of Seller's or Buyer's knowledge, threatened against or affecting the business, assets or financial conditions of Seller within the Market which would have any material adverse effect on Seller's performance of this Agreement and the transactions contemplated herein which has not been listed in Exhibit 2.10 or elsewhere in this Agreement.

     6.9 Seller shall deliver a certified copy of the Board of Directors of General approving this transaction and the execution of this Agreement and such other documents reasonably requested by Buyer counsel.

     6.10 Seller shall deliver to Buyer all books, records and documents relating to the Assets at the Closing.

     6.11 Seller shall have terminated or reassigned all of Seller's employees in the Market.

     6.12 Seller shall have delivered to Buyer the executed Non-Competition (except in the case of Limited Partner A, Limited Partner C and Limited Partner D, the Non-Interference), Non-Solicitation and Non-Disclosure Agreements in the form attached as Exhibit 1.7(a) and 1.7(b).

7.   CONDITIONS TO OBLIGATIONS OF SELLER TO CONSUMMATE THE TRANSACTION.

     The obligations of Seller to be performed at the Closing shall be subject to the satisfaction or the waiver in writing by Seller on or prior to the Closing Date of the following conditions:

     7.1  [Intentionally Omitted]

     7.2 Seller shall have not discovered any material error, misstatement or omission in the representations and warranties made by Buyer which alone or in the aggregate are materially adverse to Buyer or Seller if this transaction is completed, unless Buyer has adequately resolved such error, misstatement or omission. The representations and warranties of Buyer contained in this Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties has been made on and as of such date, except for any variations therein resulting from actions permitted by this Agreement, which variations shall not be materially adverse to Buyer and each and all the covenants to be performed by Buyer on or before the Closing Date pursuant to the terms hereof shall have been duly performed in all material respects.

     7.3 If required by law, Buyer and Seller shall have complied with all requirements imposed by such agencies of the U. S. Government as may be necessary for the valid and legal consummation of the transactions contemplated hereby.

     7.4 No court of competent jurisdiction or governmental agency shall have issued an order, binding on Seller, enjoining the closing of the transactions contemplated herein.

8.   CLOSING.

     8.1 The transactions required under this Agreement to be consummated at the Closing shall take place as of March 25, 1997 or such other date (the "Closing Date"), and time as Seller and Buyer may agree.

     8.2 In addition to, and without limiting any other provision of this Agreement, Seller agrees to do, perform and deliver at the date of Closing the following:

          8.2.1  [Intentionally Omitted]

          8.2.2 Execution by Seller of the requisite instruments of conveyance, including, but not limited to, a Bill of Sale and assignments;

          8.2.3 Appropriate instruments of transfer to Buyer all parcels of real estate or leaseholds covered by this Agreement.

          8.2.4 Such other instruments as counsel for Buyer may reasonably request.

     8.3 In addition to, and without limiting any other provisions of this Agreement, Buyer agrees to do, perform and deliver at the Closing the following:

          8.3.1  [Intentionally Omitted]

          8.3.2 The amount specified in Section 1.4 in the form of an interbank transfer of immediately available funds to account #1821883 at National Bank of Commerce Memphis, Tennessee;

          8.3.3 Such other instruments as counsel for Seller may reasonably request.

9.   POST-CLOSING COVENANTS.

     9.1 Buyer and Seller agree to retain and permit each other access to relevant accounting records and corporate books of Seller for a period of three (3) years following the Closing Date for any proper purpose. "Proper purpose" means the preparation and review of any federal, state or local tax filing or governmental report, filing, or application enforcing rights against third parties or enforcing rights under this Agreement.

     9.2 Seller and Buyer agree to cooperate in the preparation of any governmental reports and to furnish reasonably requested information needed for the preparation of governmental reports.

10.  INDEMNITY.

     10.1 Seller agrees to indemnify Buyer against all claims, losses, expenses, obligations, damages and liabilities (including, without limitation, costs and expenses of litigation and attorney's fees) occurring or arising from the following: (1) any breach of any representation or warranty or failure to do and perform any covenant or agreement of Seller contained in this Agreement; (2) any obligation, debt or liability of Seller or any claim based upon any other occurrence arising from the operation of the Assets anywhere, or from the operation of Seller's entire business anywhere, prior to the Closing, the obligation for which is not expressly assumed or agreed to be assumed by Buyer; or (3) any claim of any finder or broker claiming to have been engaged by Seller or owed compensation by Seller as a result of the transactions contemplated herein.

     10.2 Buyer hereby agrees to indemnify Seller against all claims, losses, expenses, obligations, damages and liabilities (including, without limitation, costs and expenses of litigation and attorneys' fees) occurring or arising from the following: (1) any breach of any representation or warranty or failure to do and perform any covenant or agreement of Buyer contained in this Agreement; (2) any obligation, debt or liability of Buyer or any claim based upon any other occurrence arising from the operation of the Assets anywhere, or from the operation of Buyer's entire business anywhere, after the Closing, the obligation for which is not expressly assumed or agreed to be assumed by Seller; or (3) any claim of any finder or broker claiming to have been engaged by Buyer or owed compensation by Buyer as a result of this transaction.

     10.3 Within a reasonable time after receipt of notification of a claim, the indemnified party shall notify the indemnifying party of any claim or demand which the indemnified party has determined has given rise to a right of indemnification hereunder. Such notice shall specify the agreement, representation or warranty with respect to which the claim is made, the facts giving rise to the claim, the alleged basis for the claim, and the amount (to the extent then determinable) of liability for which indemnity is asserted. Failure to give the foregoing notice shall not be deemed a waiver of any claim or a bar to the assertion of such claim unless and to the extent an indemnifying party is able to establish damage or prejudice arising from the delay, in which case such failure shall be a waiver and bar only to the extent of such damage or prejudice. In the event any action, suit or proceeding is brought against the indemnified party with respect to which it may make a claim for indemnification hereunder, the indemnifying party shall assume the defense of such action, suit or proceeding and shall hire attorneys and other professionals reasonably acceptable to the indemnified party. The defense shall include all settlement negotiations and arbitration, trial, appeal or other proceedings which indemnifying party's counsel shall deem appropriate, all of which shall be at the discretion of and conducted by the indemnifying party. The indemnified party shall have the right to be represented by advisory counsel and accountants, at its expense, and shall be kept informed of such action, suit or proceeding at reasonable times at all stages thereof, whether or not so represented. The parties agree to make available to each other, their counsel and accountants all information and documents reasonably available to them which relate to such proceedings or litigation, and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding. Each party shall promptly notify the other party of any audit or examination of its books and records undertaken by federal or state tax authorities and results thereof, if such audit or examination is reasonably expected to impact the other party.

     10.4 In the event that any party does not provide indemnification as required by the terms of this Article 10, and an indemnified party shall pay or suffer a loss due to an indemnified liability, the party or parties failing to provide indemnification shall pay all expenses suffered by the indemnified party including legal expenses of compelling the indemnifying party or parties to provide indemnification to so provide.

     If any party brings a legal action to compel an indemnification and loses, the losing party or parties shall pay all reasonable costs of litigation and the legal expenses of the defendant in that action.

     10.5 No claim for indemnification or damages shall be available to Buyer under this Section 10 unless and only to the extent such claim(s), in the aggregate, exceed Twenty Thousand Dollars ($20,000). Notwithstanding, anything contained herein to the contrary, Seller shall not be liable to Buyer for any claim(s) which in the aggregate, exceed Two Hundred Fifty Thousand Dollars ($250,000).

11.  FINDERS.

     Except with respect to Johnsen, Fretty & Co., which shall be paid solely by Seller, Seller and Buyer represent and warrant that they have not dealt with any finder or broker, they have not had communications with any individual acting in such capacity with regard to these transactions, and they are not in any way obligated to compensate any such person.

12.  MISCELLANEOUS.

     12.1 This Agreement may be amended or modified by, and only by, a written document executed by all of the parties.

     12.2 The titles of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

     12.3 This Agreement and any documents specifically referred to constitute the entire understanding between the parties with respect to the subject matter, superseding all negotiations, prior discussions and preliminary agreements. This Agreement may be executed in any number of counterparts.

     12.4 The representations and warranties by the parties shall survive the Closing for a period of one (1) year, all covenants and agreements shall also survive the Closing for a period of one (1) year unless they expire by their terms on or before Closing. No claim for indemnification shall be available to Buyer after such one (1) year period.

     12.5 It is expressly understood and agreed that Buyer and Seller or their respective officers or agents have not made any warranty or agreement, express or implied, except as are expressly provided, as to the tax consequences of this transaction or the tax consequences of any transaction pursuant to or arising out of this Agreement.

     12.6 This Agreement may not be assigned without the prior written consent of the other party. This Agreement will be binding upon and inure to the benefit of the parties, their successors or permitted assigns, and the parties agree for themselves, their successors or permitted assigns, to execute any instrument and to perform any acts which may be necessary or proper to carry out the purpose of this Agreement.

     12.7  [Intentionally Omitted.]

     12.8 The Exhibits to this Agreement shall be as of the Closing Date unless otherwise stated.

     12.9 This Agreement constitutes the final agreement between the parties and is controlling over the terms of any prior agreements which are inconsistent with the terms of this Agreement.

     12.10 Buyer and Seller hereby expressly agree to waive compliance with the applicable bulk transfers law, if any, in any jurisdiction.

     12.11 All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person or by electronic facsimile with receipt acknowledged and copies sent by mail as provided below to the respective persons named below or if mailed by certified or registered mail, postage prepaid, return receipt requested:

          If to Seller:  Randall P. Swaney
                         Transad
                         6047 Executive Centre Drive, #9
                         Memphis, Tennessee 38134

          With a Copy to:     Memphis Venture Partners
                              54 South White Station Road
                              Memphis, Tennessee 38117

          If for Buyer to:    Brian T. Clingen
                              Paul G. Simon
                              Universal Outdoor, Inc.
                              321 North Clark Street, Suite 1010
                              Chicago, Illinois 60610

IN WITNESS WHEREOF, all of the parties hereto have executed and delivered this Agreement as of the day and year first above written.

BUYER:
UNIVERSAL OUTDOOR, INC.

By: /s/ Daniel L. Simon
---------------------------
As Its: President
        -------------------

SELLERS:

TRANSAD ADVERTISING, L.P.

By: /s/ Randall P. Swaney               By: /s/ E. Elkan Scheidt
---------------------------             -----------------------------
As Its: General Partner/President       As Its: General Partner/Vice President
        -------------------------       --------------------------------------

TRANSAD, INC.

By: /s/ Randall P. Swaney
----------------------------
As Its: President
        --------------------

MEMPHIS VENTURE PARTNERS,
Limited Partner A

By: /s/ E. Elkan Scheidt      By: /s/ Rudi E. Scheidt, Jr. by: E. Elkan Scheidt
   ------------------------   -------------------------------------------------
   E. Elkan Scheidt               Rudi E. Scheidt, Jr.      Power of Attorney


By: /s/ Helen S. Gronauer       By: /s/ Susan S. Arney
    ------------------------        -----------------------------------------
    Helen S. Gronauer                   Susan S. Arney


/s/ Randall P. Swaney                  /s/ E. Elkan Scheidt
------------------------------------   -----------------------------------
Randall P. Swaney, Limited Partner B    E. Elkan Scheidt, Limited Partner C



/s/ John P. Curtis
---------------------------------
John P. Curtis, Limited Partner D